JONATHAN RAM DARIYANANI
ATTORNEY AT LAW
1703 Franklin Street, Fredericksburg, VA 22401 11101 Tel (415) 699-7121 Fax (415)358-5548

July 22, 2009

Michael F. Johnson
Securities and Exchange Commission
100 F Street NE
Mail Stop 4561
Washington, DC 20549-7010

RE:	Firefish, Inc.
Amendment No. 2 Registration Statement on Form S-1
Original Statement Filed January 9, 2009
Amendment No. 1 Filed May 27, 2009
File Number 333-156637

Regarding your Comment Letter of June 15, 2009 on Amendment No. 1.

Dear Mr. Johnson:

This letter is written in my capacity as corporate counsel to Firefish, Inc., a Nevada corporation (“Firefish” or the “Company” or the “Registrant”) in response to your comment letter dated June 15, 2009 regarding the above referenced registration statement.  We are pleased to respond to your questions.  As appropriate, we have amended our filing to conform with your comments

You listed seven comments in your letter.  We will address each of these comments below and where appropriate, have amended our registration statement accordingly.

Cover Page

1.
Selling Shareholder Offering  Your comment questions the consistency of our disclosure regarding our selling shareholder offering.   We have clarified this disclosure.  Our selling shareholders will not be permitted to sell their shares registered in the offering until a post-effective amendment is filed removing from registration the unsold portion of the 3,000,000 shares offered by the Company.  This will happen within 60 days.  We have clarified this on the cover page of the prospectus and on what was the previous page 68.  You have also asked us whether or not the selling shareholders have agreed to refraining from selling their shares.  We do not have a written agreement with our selling shareholders for them to refrain from selling their shares until a post-effective amendment is filed removing the unsold shares in the primary offering from registration.

Principal and Selling Security Holders

2.
Selling Security Holders.  You have indicated that our selling shareholder table is unclear.  We have made the changes you suggest.  We have listed James Price, Jonathan Dariyanani, Genesis Venture Fund and Mr. Shetty as Certain Beneficial Owners and Management and provided the information required by Item 403 of Regulation SK.  We have then separated the Selling Shareholder table more clearly and added Messrs. Price, Dariyanani and Genesis Venture Fund to the separate selling shareholder table to clarify that they are selling shareholders.

3.
Selling Shareholder Table. You have pointed out our error with respect to Vance Walle and we have corrected the 335,500 to 335,000.  We have also reviewed the shareholder table and found another error for 2 shares which we corrected.

4.
Natural Persons.  You have asked us to amend our registration statement to provide information regarding the natural persons with dispositive and voting power over the shares held by entities.  We have provided this information for Aero Financial, Genesis, First Trust Corporation, the Childers Family Trust, the Lorraine J. Antioco Trust and SBP Holdings, Inc., which are all of the entities that are listed as shareholders.

5.	Aero. You have asked us to confirm if James Price has sole voting and dispositive power over shares held by Aero Financial. He does. We have amended the filing to clarify this.

6.
Broker Dealers.  You have asked whether any selling shareholder, including Aero Financial is a broker-dealer or the affiliate of a broker-dealer. No selling shareholder, including Aero Financial, is a broker-dealer or an affiliate of a broker-dealer.  We have amended the filing to make this clear.

Signatures

7.	Signatures. You have asked us to amend our filing so that our signatures conform with the proper format for form S-1. We have amended our filing accordingly.

Please contact the undersigned with questions related to these matters.  We look forward to your prompt response so that we may amend our filing accordingly.

Very best regards,

/s/ Jonathan Dariyanani

Jonathan Dariyanani
Corporate Counsel
Firefish, Inc.